Exhibit (a)(1)(i)

Form of Notice of Exchange Offer

     An important package of information was placed in interoffice mail today regarding an Offer to Exchange Outstanding Options Under Our 1991 Equity Incentive Plan and 1999 Nonstatutory Stock Plan for New Options Under Our 1999 Nonstatutory Stock Option Plan. We urge you to read the information in the package carefully and follow the time lines if you want to exchange options.

     You will shortly be notified of the opportunity to attend an employee presentation if you are in a location where it is practical to hold a meeting. Alternatively, employees in more remote locations will be offered the opportunity to attend a net meeting. We urge you to read the information in your packet carefully before attending the meeting.